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                                     WALLACE
                             COMPUTER SERVICES, INC.

                                  NEWS RELEASE


For Immediate Release

Contact:  Brad Samson, Wallace
          708/449-8600

          Roy Wiley, Jeff Zilka, Hill & Knowlton
          312/255-1200



          Wallace Urges Holders Not To Tender Pending
               Board Review Of Amended Moore Offer


Hillside, Ill., October 12, 1995 -- Wallace Computer Services, Inc. (NYSE: WCS) said today that Moore Corporation Limited increased its unsolicited hostile tender offer to acquire all Wallace common shares from $56 per share to $60 per share.
     Bob Cronin, Wallace president and CEO, said that Wallace's Board of Directors will review the offer, and make a recommendation to shareholders within five business days. He added that the Board is advising shareholders not to tender their shares until they receive its recommendation.
     "The Board is committed to act in the best interests of shareholders," said Cronin. "Wallace has an excellent record of delivering shareholder value."
     Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. The company recently reported fiscal 1995 results that included a 17 percent increase in net income on a 21 percent increase in sales for the fiscal year. In the fourth quarter, the company generated 33 percent increases in both net income and sales.


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